FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2004


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: August 4, 2004

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            4 August 2004, Holding(s) in Company

Exhibit 99



                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

UNILEVER PLC


2. Name of shareholder having a major interest

Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holders/Account Designation - Holding

Bank of Ireland - 493,975
Barclays Capital Nominees LIMI - 1,681,549
Barclays Trust Co & Others - 118,963
Barclays Capital Securities LT - 57,232
Barclays Trust Co & Others - 122,868
Barclays Trust Co as EXEC/ADM - 8,804
Barclays Trust Co DMC69 - 46,410
Barclays Trust Co E99 - 2,720
Barclays Trust Co EP856 - 535
Barclays Trust Co R69 - 859,996
BNP PARIBAS - 235,014
CHASE NOMINEES LTD/16376 - 1,586,701
CHASE NOMINEES LTD/20947 - 9,953,053
Clydesdale Nominees HGB0125/323496 - 2,975
Clydesdale Nominees HGB0125/324190 - 1,175
Clydesdale Nominees HGB0125/486590 - 18,826
Clydesdale Nominees HGB0125/496994 - 8,929
Clydesdale Nominees HGB0125/594414 - 9,000
Clydesdale Nominees HGB0125/597480 - 1,925
Clydesdale Nominees HGB0125/639191 - 3,036
Clydesdale Nominees HGB0125/639213 - 2,107
Clydesdale Nominees HGB0125/686050 - 6,000
Clydesdale Nominees HGB0125/686408 - 7,000
Clydesdale Nominees HGB0125/691517 - 2,500
Clydesdale Nominees HGB0125/692785 - 3,665
Clydesdale Nominees HGB0125/692963 - 3,991
Clydesdale Nominees HGB0125/693196 - 6,429
Clydesdale Nominees HGB0125/693846 - 5,064
Clydesdale Nominees HGB0125/697205 - 4,464
Clydesdale Nominees HGB0125/697213 - 4,465
Clydesdale Nominees HGB0125/3100012 - 1,247
Clydesdale Nominees HGB0125/3102090 - 2,400
Clydesdale Nominees HGB0125/3102406 - 740
Clydesdale Nominees HGB0125/7000417 - 33,000
Clydesdale Nominees HGB0125/7000425 - 33,000
Clydesdale Nominees HGB0125/7001065 - 1,375
Clydesdale Nominees HGB0225/436843 - 725
Clydesdale Nominees HGB0225/3101540 - 8
Investors Bank and Trust Co. - 67,713
Investors Bank and Trust Co. - 32,173
Investors Bank and Trust Co. - 880,904
Investors Bank and Trust Co. - 12,956,400
Investors Bank and Trust Co. - 1,420,130
Investors Bank and Trust Co. - 689,402
Investors Bank and Trust Co. - 32,987
Investors Bank and Trust Co. - 947,689
Investors Bank and Trust Co. - 5,025,313
Investors Bank and Trust Co. - 4,075,554
Investors Bank and Trust Co. - 32,576
Investors Bank and Trust Co. - 30,176
Investors Bank and Trust Co. - 593,340
Investors Bank and Trust Co. - 3,293,760
Investors Bank and Trust Co. - 76,510
Investors Bank and Trust Co. - 413,100
JP Morgan (BGI Custody)/16331 - 711,384
JP Morgan (BGI Custody)/16338 - 189,030
JP Morgan (BGI Custody)/16341 - 571,823
JP Morgan (BGI Custody)/16341 - 1,955,770
JP Morgan (BGI Custody)/16342 - 354,781
JP Morgan (BGI Custody)/16344 - 179,553
JP Morgan (BGI Custody)/16345 - 301,652
JP Morgan (BGI Custody)/16400 - 25,343,139
JP Morgan (BGI Custody)/17011 - 48,462
JP Morgan (BGI Custody)/18408 - 163,308
JPMorgan Chase Bank - 82,831
JPMorgan Chase Bank - 443,229
JPMorgan Chase Bank - 405,431
JPMorgan Chase Bank - 1,314,512
JPMorgan Chase Bank - 73,861
JPMorgan Chase Bank - 37,733
JPMorgan Chase Bank - 336,407
JPMorgan Chase Bank - 65,219
JPMorgan Chase Bank - 204,923
JPMorgan Chase Bank - 29,387
JPMorgan Chase Bank - 119,604
JPMorgan Chase Bank - 115,729
JPMorgan Chase Bank - 16,257
JPMorgan Chase Bank - 216,058
JPMorgan Chase Bank - 22,892
JPMorgan Chase Bank - 161,668
JPMorgan Chase Bank - 330,801
JPMorgan Chase Bank - 294,927
JPMorgan Chase Bank - 26,933
JPMorgan Chase Bank - 36,089
JPMorgan Chase Bank - 121,586
JPMorgan Chase Bank - 133,501
Master Trust Bank - 47,095
Mellon Trust - Boston - 456,592
MELLON TRUST OF NEW ENGLAND - 319,476
Mitsubishi Trust International - 15,441
Mitsubishi Trust International - 29,252
Northern Trust Bank - BGI SEPA - 403,682
Northern Trust Bank - BGI SEPA - 65,799
Northern Trust Bank - BGI SEPA - 190,158
R C Greig Nominees Limited a/c/BL1 - 734,352
R C Greig Nominees Limited a/c/CM1 - 257,457
R C Greig Nominees Limited GP1/GP1 - 1,192,004
R C Greig Nominees Limited SA1/SA1 - 373,921
State Street - 57,856
State Street - 16,148
State Street Boston - 2,597,803
State Street Boston - 237,616
Sumitomo TB - 20,241
Sumitomo TB - 1,805
Swan Nominees Limited - 1,846
Swan Nominees Limited - 5,076
Zeban Nominees Limited - 299,225

Total - 87,511,955


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

ORDINARY SHARES OF 1.4P EACH


10. Date of transaction

30 July 2004


11. Date company informed

03 August 2004


12. Total holding following this notification

87,511,955


13. Total percentage holding of issued class following this notification

3.006%


14. Any additional information



15. Name of contact and telephone number for queries

JOANNE MCDONALD 020 7822 5860


16. Name and signature of authorised company official responsible for making this notification

ALISON DILLON, DEPUTY SECRETARY


Date of notification

04 AUGUST 2004